UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

     On May 31, 2011, Telvent GIT, S.A. (the “Company”) entered into a Transaction Agreement (the “Agreement”) with Schneider Electric SA (“Parent”) and Schneider Electric España, S.A.U., an indirect wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which, and upon the terms and conditions thereof, Purchaser has agreed to commence a cash tender offer to acquire all of the authorized and issued ordinary shares, €3.00505 nominal value per share (the “Shares”), of the Company, for a purchase price of $40.00 per Share, net to the holders thereof, without interest thereon (the “Offer”). Concurrently with the execution of the Agreement, Parent and Purchaser entered into an Irrevocable Undertaking Agreement with Abengoa, S.A. (which through two indirect wholly-owned subsidiaries owns 40% of the Company’s authorized and issued Shares), pursuant to which Abengoa irrevocably agreed to tender, or cause to be tendered, all of Shares owned by it or such subsidiaries in the Offer. Concurrently therewith, each of Ignacio Gonzalez Dominguez, the Company’s Chief Executive Offer, and Manuel Sanchez Ortega, the Chief Executive Officer of Abengoa (who collectively own 1.33% of the Company’s authorized and issued Shares), entered into substantially similar agreements with Parent and Purchaser, pursuant to which they severally agreed to tender all Shares owned by them in the Offer.
     The Offer is subject to a minimum of 40% of the Company’s authorized and issued Shares being tendered prior to the Expiration Time (as this and all other capitalized terms used herein and not defined are defined in the Agreement) (the “Minimum Condition”) and to certain other customary closing conditions, including the receipt of all required approvals of European and U.S. competition authorities.
     The Agreement contains customary representations, warranties and covenants on the part of each of the Company, Parent, and Purchaser, including the covenant of the Company to conduct its business in the ordinary course prior to the consummation of the Offer and not to take certain specified extraordinary actions during such period, and is subject to customary termination provisions, including the ability of either the Company or Parent to terminate the Agreement if the consummation of the Offer has not occurred by December 31, 2011. Certain other terms of the Agreement are summarized below.
     The Agreement provides that, following the acceptance for payment of Shares tendered in the Offer, Parent and Purchaser will provide for a subsequent offering period of at least twenty (20) business days. Upon payment for Shares tendered in the Offer, the Company has agreed to obtain the resignation of four members of the Company Board and, in accordance with the procedures provided by Spanish law, to fill the vacancies so created with four individuals designated by the Purchaser, and, at such time as Parent and Purchaser beneficially own in the aggregate a majority of the issued and outstanding Shares, to obtain the resignation of three additional members of the Company Board and to fill the vacancies so created with three additional designated by the Purchaser. The Company has further agreed not to solicit or participate in any discussions or negotiations regarding any “Alternative Proposal”, although it may respond to an unsolicited bona fide written Alternative Proposal that the Company Board determines in good faith (after consultation with outside counsel and receiving the advice of its financial advisor) constitutes or is reasonably likely to result in a Superior Proposal, subject to certain notice and information obligations to Parent and Purchaser. The Agreement also limits the ability of the Company to withdraw, modify or qualify, in a manner materially adverse to Parent, its recommendation of the Offer or to recommend (or make any statement regarding) an Alternative Proposal that is inconsistent with its recommendation by providing that the Company may only do so (i) in response to a material event or change in circumstances occurring after the date of the Agreement that does not involve an Alternative Proposal, upon a good faith determination by the Company Board that, in light of such event or change, failure to take such action would be reasonably likely to result in a breach of the Company Board’s fiduciary duties under applicable Law or (ii) if the Company Board receives a Alternative Proposal that the Company Board reasonably determines constitutes a Superior Proposal and that was unsolicited and did not otherwise result from a breach of the Company’s covenants under the Agreement.
     Parent and Purchaser have agreed to commence a tender offer for all of the Company’s outstanding Convertible Notes on such terms and subject to such conditions as are determined by Parent in its absolute discretion, and the Company has agreed to take all actions required under the indenture governing the Convertible Notes to ensure that the Convertible Notes are converted solely into cash. The Agreement also contains certain obligations on the part of Parent to fund the Company’s repayment and discharge of specified indebtedness of the Company and its subsidiaries, including any indebtedness that becomes repayable in connection with the transactions contemplated by the Agreement.
     The Agreement provides for the indemnification of the Company’s directors and officers to the fullest extent permitted under applicable Law and for Parent to cause the Company to maintain its current directors’ and officers’ liability insurance coverage for the six-year period commencing immediately after the consummation of the Offer, subject to certain customary limitations set forth in the Agreement. From and after the consummation of the Offer, the Company shall, and Parent and Purchaser shall cause the Company to, honor all compensation arrangements and agreements in accordance with their terms as in effect immediately before the consummation of the Offer, and for a period of twelve months following the consummation of the Offer, Parent shall provide, or shall cause to be provided, to each current and former employee of the Company and its Subsidiaries other than such employees covered by collective bargaining agreements or works council or other similar representative arrangements, compensation opportunities and benefits (excluding equity-based compensation or other long-term compensation and change of control benefits) that are substantially comparable, in the aggregate, to the compensation opportunities and benefits provided to Company Employees immediately before the consummation of the Offer, subject to certain limitations described in the Agreement.
     The Agreement provides that, following the acceptance for payment of Shares tendered in the Offer, (i) Purchaser will use reasonable best efforts to maintain the current listing of the Shares on NASDAQ, and the Company agreed not to voluntarily de-list the Shares from NASDAQ, until such time as Parent and Purchaser beneficially own Shares representing not less than seventy percent (70%) of the total authorized and issued Shares and the de-listing of the Company from NASDAQ is approved at a general shareholders’ meeting following the procedure established in the Spanish company law and (ii) the Company will continue to file (whether or not required) those periodic reports with the SEC required to be filed by a “foreign private issuer” under the Exchange Act until such time as Parent and Purchaser beneficially own Shares representing not less than seventy percent (70%) of the total authorized and issued Shares. In addition, until such time as Parent and Purchaser beneficially own Shares representing not less than seventy percent (70%) of the total authorized and issued Shares, the Agreement provides that the board of directors of the Company shall consist of not more than twelve directors, three of whom shall qualify as “independent directors” under the listing standards adopted by NASDAQ applicable to members of a listed company’s audit committee.
     Parent and Purchaser agreed to use their reasonable best efforts to cause the Company to call a general shareholders’ meeting for the purposes of approving a share capital reduction of the Company through the redemption of all of the Shares not then owned by the Purchaser or its Affiliates at the Offer Price as promptly as practicable following the time as of which Parent and/or Purchaser beneficially own seventy percent (70%) of the total authorized and issued Shares.
     The Agreement is governed by Spanish law, except to the extent that U.S. securities laws are mandatorily applicable.
     The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the complete text of the Agreement, a copy of which is furnished as Exhibit 99.1 hereto and incorporated by reference herein.
Notice to Investors and Shareholders
The planned tender offer contemplated by the Agreement has not yet commenced. This Report is provided for informational purposes only and is neither an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: May 31, 2011

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description
99.1	Transaction Agreement, dated May 31, 2011, among the Company, Schneider Electric, S.A. and Schneider Electric España, S.A.U.